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CAMTEK LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of Camtek Ltd. (the "Company") will be held on March 29, 2004 at 4:00 p.m. local time in Israel, at the law offices of Shiboleth, Yisraeli, Roberts, Zisman & Co., at 46 Montefiore St., Tel Aviv, Israel. The Annual General Meeting is for the following purposes:

(1)
To discuss the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2003;

(2)
To elect three directors to the Board of Directors of the Company;

(3)
To approve the grant of options ("Options") to purchase ordinary shares, NIS 0.01 nominal value, of the Company ("Ordinary Shares") to certain directors of the Company;

(4)
To approve the grant of Options to the Company's Chairman and Chief Executive Officer and to the Company's director and Executive Vice President, Business & Strategy, who hold a controlling interest in the Company;

(5)
To approve a registration rights agreement entered into between the Company and its controlling shareholder, Priortech Ltd., which may be used in connection with future offerings of the Company's Ordinary Shares, including the Company's planned secondary public offering; and

(6)
To reappoint Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, as the Company's joint independent auditors.

        Holders of record of the Company's Ordinary Shares at the close of business on February 23, 2004 (the "Shareholders"), are entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.

        No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of the Company, the joint owner whose name appears first in the Company's Share Registry may vote in person or by proxy at the Annual General Meeting. If such joint owner is not present at the Annual General Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at that Annual General Meeting, and so forth.

        Pursuant to the Companies Law, 5759 - 1999 of the State of Israel, all shareholders are required to indicate either on the enclosed proxy card, or if present in person at the Meeting, prior to voting, whether or not they have a personal interest in the proposed transactions referred to in Items (4) and (5) above.

The audited financial statements of the Company for the fiscal year ended December 31, 2003 are annexed as Exhibit A to the Proxy Statement.

By Order of the Board of Directors

RAFI AMIT
March 5, 2004	Chairman of the Board of Directors

CAMTEK LTD.

RAMAT GAVRIEL INDUSTRIAL ZONE
MIGDAL HAEMEK, ISRAEL

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of record of Camtek Ltd.'s ("Camtek" or the "Company") ordinary shares, NIS 0.01 nominal value (the "Ordinary Shares") at the close of business on February 23, 2004 (the "Shareholders"), in connection with the solicitation by the Board of Directors of the Company (the "Board of Directors") of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on March 29, 2004 at 4:00 p.m. local time, at the offices of Shiboleth, Yisraeli, Roberts, Zisman & Co. at 46 Montefiore St., Tel Aviv, Israel.

        It is proposed that the agenda at the Annual General Meeting include the following items:

(1)
To discuss the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2003, a copy of which is annexed as Exhibit A hereto;

(2)
To elect three directors to the Board of Directors of the Company;

(3)
To approve the grant of options to purchase Ordinary Shares ("Options") to certain directors of the Company;

(4)
To approve the grant of Options to the Company's Chairman and Chief Executive Officer and to the Company's director and Executive Vice President, Business & Strategy, who hold a controlling interest in the Company;

(5)
To approve a registration rights agreement entered into between the Company and its controlling shareholder, Priortech Ltd., which may be used in connection with future offerings of the Company's Ordinary Shares including the Company's planned secondary public offering; and

(6)
To reappoint Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, as the Company's joint independent auditors.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the time fixed for the Meeting, shall be voted in favor of all the matters to be presented at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present at the Meeting.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only Shareholders of record at the close of business on February 23, 2004 will be entitled to vote at the Meeting. Proxies are being mailed to Shareholders on or about March 5, 2004, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        The Company had 27,053,419 Ordinary Shares issued and outstanding on February 23, 2004, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more Shareholders conferring an aggregate of no less than 33 1/3% of the voting rights of the Company entitled to vote and present, in person or by proxy, within one half hour of the time specified for commencement of the Meeting, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of February 23, 2004, the number of shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company's issued and outstanding shares, and (ii) all directors and executive officers as a group.

	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Rafi Amit(2)	—	—
Yotam Stern(2)	63,000	*
Priortech Ltd. ("Priortech")(3)	21,045,230	77.8%
Directors and executive officers as a group (11 persons)(4)	336,088	1.2%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. No options are exercisable within 60 days of the date of this Proxy Statement.

(2)
As a result of a voting agreement relating to a majority of Priortech's voting equity, Messrs. Amit and Stern may be deemed to control Priortech.

(3)
A majority of the voting equity in Priortech is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech. Priortech's principal executive offices are located at Industrial Zone, Migdal Ha'Emek 23150, Israel.

(4)
Does not include Messrs. Amit and Stern's interest in ordinary shares beneficially owned by Priortech.

*
Less than one percent (1%).

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ITEM 1

DISCUSSION REGARDING THE AUDITED FINANCIAL STATEMENTS AND THE
REPORT OF THE BOARD OF DIRECTORS

        At the Meeting, the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2003 will be presented before the Shareholders present at the Meeting, as required by the Companies Law, 5759 - 1999 of the State of Israel (the "Companies Law"). The audited financial statements of the Company for the fiscal year ended December 31, 2003 are annexed as Exhibit A hereto.

ITEM 2

RE-ELECTION OF DIRECTORS

        The Articles of the Company (the "Articles") provide that the Board of Directors shall consist of no fewer than five and no more than ten directors. The number of directors who presently serve as members of the Board of Directors is five. Of the five directors, three directors are considered independent directors under the Nasdaq Stock Market listing requirements, two of whom were appointed to serve as outside directors as required under the Companies Law. Directors of the Company who are not appointed to serve as outside directors under the Companies Law commence serving upon their appointment by the shareholders of the Company and until the conclusion of the next annual general meeting of shareholders.

        The three directors of the Company who are not outside directors are nominated for re-election to the Board of Directors to serve until the conclusion of the Company's next annual general meeting of shareholders. The nominees, their principal occupation or employment and the year in which each first became a director are described below:

        Rafi Amit has served as our Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. At the Annual General Meeting of Shareholders held on July 24, 2003, the shareholders of the Company authorized Mr. Amit to serve as Chairman of the Board of Directors and Chief Executive Officer of the Company for a term of three years. Since 1981, Mr. Amit has also served as the President, Chief Executive Officer and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. Mr. Amit has a B.Sc. in Industrial Engineering and Management from Technion—Israel Institute of Technology. Mr. Rafi Amit is the brother of Mr. Moshe Amit, Executive Vice President and Chief Financial Officer of the Company.

        Yotam Stern has served as an executive officer of the Company since 1998 and, since February 2001, he has served as our Executive Vice President, Business & Strategy. He has also served as a member of our board of directors since 1987. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and has served as a director of Priortech since 1985. Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

        Eran Bendoly has served as on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates the technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and, from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd.

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Mr. Bendoly holds a B.A. from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under the Nasdaq Stock Market listing requirements.

        The following directors' terms do not expire until the Company's annual general meeting of shareholders in 2006:

        Meir Ben-Shoshan has served on our Board of Directors since November 1998. From May 1995 until March 1999, Mr. Ben-Shoshan was a director of AG Associates (Israel) Ltd., a manufacturer of integrated processing equipment for the semiconductor industry, and was Chairman of its Board from April 1996 to March 1999. From 1986 to 1998, Mr. Ben-Shoshan was a Vice President of Clal Electronics Industries Ltd., a large electronics company. From March 2000 to March 2001, Mr. Ben-Shoshan was a director of Tower Semiconductor Ltd., a manufacturer of semiconductors. He has also been a director of IFN Ltd., a company dealing in e-knowledge and e-content management since January 2000, and has been the Chairman of the Board of Jordan Valley Applied Radiation Ltd. since August 1999. Mr. Ben-Shoshan has been a member of the Association of Production Engineers in England since 1965, and received an M.B.A. from Tel-Aviv University.

        Haim Horowitz has served on our Board of Directors since November 1998. Mr. Horowitz has also been the manager of the operating and financial control department of DSP Group, a fabless semiconductor company. Between 1999 and 2003, Mr. Horowitz served as Vice President and Chief Financial Officer of Menen Medical Ltd., a medical equipment manufacture. Between 1994 and 1999 he served as Treasurer of Menen Medical Ltd., and from 1993 to 1994, he served as the Chief Financial Officer of Menen Medical Corp., a subsidiary of Menen Medical Ltd. From 1991 to 1993, Mr. Horowitz served as Treasurer of Elscint, Inc., a medical imaging equipment company. Mr. Horowitz holds a B.Sc. in Industry and Management from Technion—Israel Institute of Technology.

        In the event any of the nominees is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, is required to elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

        The Board of Directors recommends a vote FOR the election of Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

ITEM 3

APPROVAL OF THE GRANT OF OPTIONS
TO CERTAIN DIRECTORS OF THE COMPANY

        The Company's Audit Committee and the Board of Directors have approved, in separate resolutions each dated December 28, 2003, subject to the approval of the Shareholders, the grant of 2,000 Options to each of the following members of the Board of Directors: Messrs. Haim Horowitz, Meir Ben-Shoshan and Eran Bendoly, effective as of December 28, 2003 (the "Grant Date"), under the Company's 2003 Share Option Plan and its Sub-Plan for Grantees Subject to Israeli Taxation, with: (i) an exercise price of $2.98 per share (the closing price of the Ordinary Shares on the last trading day prior to the Grant Date); and (ii) a vesting period of four years, 30% to vest on each of the first three

4

anniversaries of the Grant Date, and the remaining 10% to vest on the fourth anniversary of the Grant Date.

        Approval by the Shareholders of the grant of Options to directors is required under the Companies Law.

        It is proposed that at the Meeting, the following resolution be adopted:

    "RESOLVED that, in compliance with the requirements of the Companies Law, the grant to each of the directors Messrs. Haim Horowitz, Meir Ben-Shoshan and Eran Bendoly of 2000 Options, effective as of December 28, 2003, pursuant to Company's 2003 Share Option Plan and its Sub-Plan for Grantees Subject to Israeli Taxation, as approved by the Audit Committee and Board of Directors pursuant to their respective resolutions dated December 28, 2003, be, and the same hereby are, approved."

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, is necessary for the approval of the resolution authorizing the grant of Options.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY'S
CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND TO THE COMPANY'S
DIRECTOR AND EXECUTIVE VICE PRESIDENT, BUSINESS & STRATEGY,
WHO HOLD A CONTROLLING INTEREST IN THE COMPANY

        The Company's Audit Committee and the Board of Directors have approved, in separate resolutions each dated December 28, 2003, subject to the approval of the Shareholders, the grant of 20,500 Options to the Company's Chairman and Chief Executive Officer, Mr. Rafi Amit, and the grant of 13,000 Options to its director and Executive Vice President, Business & Strategy, Mr. Yotam Stern, who hold, together with a third party, a controlling interest in the Company through their control of Priortech. These Options were granted, effective as of December 28, 2003 (the "Grant Date"), under the Company's 2003 Share Option Plan and its Sub-Plan for Grantees Subject to Israeli Taxation, with (i) an exercise price of $2.98 per share (the closing price of the Ordinary Shares on the last trading day prior to the Grant Date); and (ii) a vesting period of four years, 30% to vest on each of the first three anniversaries of the Grant Date, and the remaining 10% to vest on the fourth anniversary of the Grant Date.

        Approval by the Shareholders of the grant of Options to directors is required under the Companies Law.

        It is proposed that at the Meeting, the following resolution be adopted:

    "RESOLVED that, in compliance with the requirements of the Companies Law, the grant of 20,500 Options to purchase Ordinary Shares to the Chairman and Chief Executive Officer, and the grant of 13,000 Options to purchase Ordinary Shares to the director and Executive Vice President, Business & Strategy, effective as of December 28, 2003, pursuant to the Company's 2003 Share Option Plan and its Sub-Plan for Grantees Subject to Israeli Taxation, as approved by the Audit Committee and the Board of Directors pursuant to their respective resolutions of December 28, 2003 be, and the same hereby are, approved."

        The affirmative vote of the holders of the majority of voting power represented at the Meeting in person or by proxy, where either: (i) such majority includes at least one third of all of the votes cast by Shareholders who do not have a personal interest in the option grants; or (ii) the total of all opposing

5

votes cast by the Shareholders who do not have a personal interest in the option grants does not exceed 1% of all the voting rights in the Company, is necessary under the Companies Law for approval of the resolution approving the grant of Options to the Chairman and Chief Executive Officer and to the director and Executive Vice President, Business & Strategy.

        A "personal interest" of a Shareholder excludes an interest arising solely from the ownership of shares in the Company, but includes a personal interest of any of the following: (i) the Shareholder's spouse or close family members; (ii) a corporation in which the Shareholder (or an immediate family member of the Shareholder) holds directly or indirectly at least 5% of the equity; (iii) a corporation in which the Shareholder (or an immediate family member of the Shareholder) is a director or chief executive officer; or (iv) a corporation in which the Shareholder (or an immediate family member of the Shareholder) has the right to appoint at least one director or the chief executive officer. Pursuant to the Companies Law, all shareholders are required to indicate either on the enclosed proxy card or, if present in person at the Meeting, prior to voting, whether or not they have a personal interest in the proposed registration rights agreement.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

APPROVAL OF REGISTRATION RIGHTS AGREEMENT

        The Company wishes to expand its shareholder base and the liquidity of its traded shares, and Priortech, its controlling shareholder which currently holds 77.8% of the Company's outstanding Ordinary Shares, is willing to sell some of its shares in the Company from time to time. Accordingly, the Company wishes to provide an incentive for Priortech to limit sales of its shares of the Company to offerings conducted in an organized manner. Therefore, the Company's Audit Committee and the Board of Directors have approved, in separate resolutions each dated February 23, 2004, subject to the approval of the Shareholders, our entrance into a registration rights agreement providing for the Company to register with the U.S. Securities and Exchange Commission certain Ordinary Shares held by Priortech. The registration rights agreement, which may be used in connection with future offerings of the Company's Ordinary Shares, including the planned secondary public offering of the Company's Ordinary Shares which is subject to a registration statement on Form F-1 filed by the Company with the U.S. Securities and Exchange Commission on March 2, 2004 (File No. 333-113139), includes, among others, the following terms: (a) Priortech will be entitled to make up to three demands that the Company register Ordinary Shares held by Priortech, subject to delay due to market conditions; (b) Priortech will be entitled to participate and sell its Ordinary Shares in registration statements initiated by the Company, subject to delay due to market conditions; (c) the Company will indemnify Priortech in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions other than information provided by Priortech, and Priortech will indemnify the Company in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions in written statements by Priortech made for the purpose of their inclusion in such registration statements; and (d) the Company will pay all expenses related to registrations which it has initiated, except for certain underwriting discounts or commissions or legal fees, and Priortech will pay all expenses related to a registration initiated at its demand and in which the Company is not participating. The description above is only a brief summary of the registration rights agreement, and Shareholders are urged to review the registration rights agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference.

        Approval by the Shareholders of the Company's entering into the registration rights agreement is required under the Companies Law, as Priortech is a controlling holder in the Company and an interested party in the agreement which is the subject of this resolution.

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        It is proposed that at the Meeting, the following resolution be adopted:

    "RESOLVED that, in compliance with the requirements of the Companies Law, the Company's entrance into a registration rights agreement with Priortech, as approved by the Audit Committee and the Board of Directors in their respective resolutions of February 23, 2004, a copy of which is attached as Exhibit B to the Proxy Statement, dated March 5, 2004, be, and the same hereby is, approved."

        The affirmative vote of the holders of the majority of voting power represented at the Meeting in person or by proxy, where either: (i) such majority includes at least one third of all of the votes cast by Shareholders who do not have a personal interest in the registration rights agreement with Priortech; or (ii) the total of all opposing votes cast by the Shareholders who do not have a personal interest in the registration rights agreement with Priortech does not exceed 1% of all the voting rights in the Company, is necessary under the Companies Law for approval of the resolution approving the Company's entering into the registration rights agreement.

        A "personal interest" of a Shareholder excludes an interest arising solely from the ownership of shares in the Company, but includes a personal interest of any of the following: (i) the Shareholder's spouse or close family members; (ii) a corporation in which the Shareholder (or an immediate family member of the Shareholder) holds directly or indirectly at least 5% of the equity; (iii) a corporation in which the Shareholder (or an immediate family member of the Shareholder) is a director or chief executive officer; or (iv) a corporation in which the Shareholder (or an immediate family member of the Shareholder) has the right to appoint at least one director or the chief executive officer. Pursuant to the Companies Law, all shareholders are required to indicate either on the enclosed proxy card or, if present in person at the Meeting, prior to voting, whether or not they have a personal interest in the proposed registration rights agreement.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6

APPOINTMENT OF INDEPENDENT AUDITORS

        The Companies Law and the Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditors serve in this position until the conclusion of the following annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

        Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, are nominated for reappointment as joint independent auditors of the Company for the fiscal year ending December 31, 2004. Goldstein Sabo Tevet has served as the Company's independent auditor since 1987. Brightman Almagor & Co. has served as the Company's independent auditor since 2003.

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        The following table presents the aggregate amount of fees paid by the Company to each of Goldstein Sabo Tevet and Brightman Almagor & Co. for their services to the Company for the fiscal year ended December 31, 2003:

	Annual Financial Statements Auditing Services		Other Auditing and Tax Related Services
Goldstein Sabo Tevet	US $	35,000	US $	20,000
Brightman Almagor & Co.	US $	40,000	US $	0

        It is proposed that at the Meeting, the following resolution be adopted:

    "RESOLVED that: (i) Goldstein Sabo Tevet and Brightman Almagor & Co. be, and the same hereby are, appointed as the Company's joint independent auditors for the fiscal year ending December 31, 2004; and (ii) the Board of Directors of the Company be, and the same hereby is, authorized to determine the fees for Goldstein Sabo Tevet and Brightman Almagor & Co. for the fiscal year ending December 31, 2004, according to the nature and volume of their services."

        The affirmative vote of holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, is necessary for the appointment of Goldstein Sabo Tevet and Brightman Almagor & Co. as joint independent auditors of the Company, and for authorizing the Board of Directors to determine the auditors' fees.

        Representatives of Goldstein Sabo Tevet and Brightman Almagor & Co. are expected to be present at the Meeting, and will have the opportunity to answer questions and to make statements if they desire to do so.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

By Order of the Board of Directors,
RAFI AMIT Chairman of the Board of Directors
Dated: March 5, 2004

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Exhibit A

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INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Camtek Ltd.
Migdal Ha'Emek, Israel

We have audited the accompanying consolidated balance sheet of Camtek Ltd. (the "Company") and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and the consolidated results of their operations, and their cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ BRIGHTMAN ALMAGOR & CO.	/s/ GOLDSTEIN SABO TEVET
Brightman Almagor & Co. Certified Public Accountants A member firm of Deloitte Touche Tohmatsu February 18, 2004	Goldstein Sabo Tevet Certified Public Accountants (Isr.) Tel Aviv, Israel

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Camtek Ltd.
Migdal Ha'Emek, Israel

We have audited the accompanying consolidated balance sheet of Camtek Ltd. (the "Company") and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ EISNER LLP	/s/ GOLDSTEIN SABO TEVET
Eisner LLP New York, New York March 11, 2003	Goldstein Sabo Tevet Certified Public Accountants (Isr.) Tel Aviv, Israel

CAMTEK LTD.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$2,898	$12,837
Marketable securities	10,912	—
Accounts receivable—trade, net of allowance for doubtful accounts of $2,387 and $2,090	10,585	13,317
Inventories	12,028	13,687
Due from affiliates	519	2,652
Other current assets	1,497	1,794

Total current assets	38,439	44,287

Property and equipment:
Cost	12,911	13,066
Less—Accumulated depreciation	2,402	3,167

Fixed assets, net	10,509	9,899

Total assets	$48,948	$54,186

LIABILITIES
Current liabilities:
Short-term bank credit	$39	$2,300
Accounts payable	3,007	6,985
Other current liabilities	5,196	5,638

Total current liabilities	8,242	14,923
Long term loans	12	—
Accrued severance pay, net of amounts funded	378	412

Total liabilities	8,632	15,335

Commitments and contingent liabilities (Note 10)	—	—
SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,065,038, outstanding 27,053,419 in 2002 and 2003	125	125
Additional paid-in capital	43,266	43,801
Unearned compensation	(121)	(560)
Accumulated other comprehensive loss:
Unrealized holding loss on marketable securities	(8)	—
Accumulated deficit	(1,953)	(3,522)
Treasury stock, at cost (1,011,619 shares)	(993)	(993)

Total shareholders' equity	40,316	38,851

	$48,948	$54,186

CAMTEK LTD.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,
	2001	2002	2003
Revenues:
Sales of products	$41,180	$19,103	$26,567
Service fees	2,888	3,490	4,574

	44,068	22,593	31,141

Cost of revenues:
Cost of products sold (including provision for inventory write-off in 2002 of $1,805)	18,930	12,226	13,214
Cost of services	2,721	3,220	3,460
Royalties to the Government of Israel	1,000	1,000	150

Total cost of revenues	22,651	16,446	16,824

Gross profit	21,417	6,147	14,317

Research and development costs:
Expenses	9,017	7,194	5,855
In-process research and development	3,634	—	—

Total research and development costs	12,651	7,194	5,855
Selling, general and administrative expenses	13,178	10,057	10,041
Restructuring expenses	547	—	—

Total operating expenses	26,376	17,251	15,896

Operating loss	(4,959)	(11,104)	(1,579)
Financial and other income, net	1,400	331	235

Loss before income taxes	(3,559)	(10,773)	(1,344)
Provision for Income taxes	152	519	225

Net loss	$(3,711)	$(11,292)	$(1,569)

Net loss per ordinary share:
Basic and diluted	$(0.17)	$(0.47)	$(0.06)

Weighted average number of ordinary shares outstanding:
Basic and diluted	22,043	24,166	27,053

CAMTEK LTD.
Consolidated Statements of Changes in Shareholders' Equity
(in thousands)

	Ordinary NIS 0.01 Par Value
			Number of Treasury Shares	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained earnings (Accumulated Deficit)
	Shares	Amount						Treasury Stock	Total	Comprehensive Loss
Balance—January 1, 2001	22,096	$112	—	$36,930	$(69)	$(253)	$13,050	$—	$49,770
Cancellation of share options	—	—	—	(3)	3	—	—	—	—
Exercise of share options	35	—	—	46	—	—	—	—	46
Compensation related to share options	—	—	—	324	(324)	—	—	—	—
Amortization of share options	—	—	—	—	228	—	—	—	228
Additional share issuance expense, net of tax benefits of $13	—	—	—	(101)	—	—	—	—	(101)
Unrealized holding gain on marketable securities	—	—	—	—	—	381	—	—	381	$381
Net loss	—	—	—	—	—	—	(3,711)	—	(3,711)	(3,711)

Comprehensive loss	—	—	—	—	—	—	—	—	—	$(3,330)

Purchase of 250 treasury shares	—	—	(250)	—	—	—	—	(592)	(592)

Balance—December 31, 2001	22,131	112	(250)	37,196	(162)	128	9,339	(592)	46,021
Exercise of share options	7	—	—	10	—	—	—	—	10
Amortization of share options	—	—	—	—	41	—	—	—	41
Issuance of common shares, net	5,927	13	—	6,060	—	—	—	—	6,073
Unrealized holding loss on marketable securities	—	—	—	—	—	(136)	—	—	(136)	$(136)
Net loss	—	—	—	—	—	—	(11,292)	—	(11,292)	(11,292)

Comprehensive loss	—	—	—	—	—	—	—	—	—	$(11,428)

Purchase of 762 treasury shares	—	—	(762)	—	—	—	—	(401)	(401)

Balance—December 31, 2002	28,065	$125	(1,012)	$43,266	$(121)	$(8)	$(1,953)	$(993)	$40,316
Cancellation of share options	—	—	—	(96)	96	—	—	—	—
Compensation related to share options	—	—	—	631	(631)	—	—	—	—
Amortization of share options	—	—	—	—	96	—	—	—	96
Unrealized holding gain on marketable securities	—	—	—	—	—	8	—	—	8	$8
Net loss	—	—	—	—	—	—	(1,569)	—	(1,569)	(1,569)

Comprehensive loss	—	—	—	—	—	—	—	—	—	$(1,561)

Balance—December 31, 2003	28,065	$125	(1,012)	$43,801	$(560)	$—	$(3,522)	$(993)	$38,851

CAMTEK LTD.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(3,711)	$(11,292)	$(1,569)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	618	890	788
In-process research and development	3,634	—	—
Loss on disposal of fixed assets	89	22	3
Amortization of unearned compensation	228	41	96
Changes in operating assets and liabilities, net of effects from acquisition in 2001:
Accounts receivable	(3,829)	3,233	(2,732)
Inventories	(286)	11	(1,659)
Due (from) to Priortech Ltd. and affiliates	1,882	(1,259)	(2,133)
Other current assets	(1,616)	814	(297)
Deferred taxes	89	550	—
Accounts payable	(3,662)	150	3,978
Other current liabilities	(3,010)	(888)	442
Accrued severance pay	150	71	34

Net cash used in operating activities	(9,424)	(7,657)	(3,049)

Cash flows from investing activities:
Purchase of marketable securities	(20,689)	(17,445)	—
Redemption of marketable securities	33,754	20,305	10,920
Acquisition of subsidiary, net of $1,159 cash acquired	(1,191)	—	—
Construction of building and purchase of other fixed assets	(7,434)	(240)	(220)
Proceeds from disposal of fixed assets	80	44	39

Net cash provided by investing activities	4,520	2,664	10,739

Cash flows from financing activities:
Proceeds from issuance of common shares, net	—	6,073	—
Increase (decrease) in short-term bank credit	2,800	(4,777)	2,261
Exercise of share options	46	10	—
Payment of long-term loans	—	(43)	(12)
Purchase of treasury shares	(592)	(401)	—
Payments for registration costs of common shares	(114)	—	—

Net cash provided by financing activities	2,140	862	2,249

Net increase (decrease) in cash and cash equivalents	(2,764)	(4,131)	9,939
Cash and cash equivalents at beginning of period	9,793	7,029	2,898

Cash and cash equivalents at end of period	$7,029	$2,898	$12,837

Supplemental disclosure of cash flow information:
Cash paid for interest	$295	$340	$169

See notes to consolidated financial statements

CAMTEK LTD.

Notes to Consolidated Financial Statements as of

December 31, 2002 and 2003

(Dollars in thousands)

Note 1—Business

Camtek Ltd. ("Camtek"), an Israeli company, is a majority owned (78%) subsidiary of Priortech Ltd., an Israeli company. Priortech Ltd. is listed on the Tel-Aviv Stock Exchange. Camtek designs, develops, manufactures and markets automatic optical inspection, or AOI, systems and related products. Camtek's AOI systems are used to enhance both production processes and yields for manufacturers in three industries: the printed circuit board, or PCB, industry; the high density interconnect substrate, or HDI-S, industry; and the semiconductor manufacturing and packaging industry. Camtek's activities are conducted in one reportable business segment.

Note 2—Significant Accounting Policies

  a.    Basis of preparation:

The consolidated financial statements, which include the accounts of Camtek and its subsidiaries (collectively the "Company"), are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and transactions have been eliminated.

  b.    Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

  c.    Foreign currency transactions:

The functional currency of the Company is the U.S. dollar. Substantially all revenues generated by the Company are from outside Israel and a majority thereof are received in U.S. dollars. In addition, most salaries, materials and components purchased and marketing expenses incurred are either paid for in U.S. dollars or in New Israeli Shekels ("NIS") where cost is linked to changes in the dollar/NIS exchange rate. A significant portion of the Company's expenses are incurred in Israel and paid for in NIS. Foreign currency gains included in financial and other income, net resulting from transactions not denominated in U.S. dollars amounted to $187, $112 and $396 in 2001, 2002 and 2003, respectively.

  d.    Cash equivalents:

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

  e.    Marketable securities:

Marketable securities consist of corporate bonds with maturities greater than three months and up to 18 months at the time of purchase. These securities, which are classified as available-for-sale, are carried at fair value, with unrealized gains and losses, net of any tax effect, reported in shareholders'

equity as accumulated other comprehensive income (loss). Amortization of premiums and discounts are included in interest income and are not material.

  f.    Inventories:

Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined on a first-in first-out basis, or market.

  g.    Fixed assets:

Fixed assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Building	2%
Machinery and equipment	10% - 33%
Office furniture and equipment	6% - 20%
Automobiles	15%

The Company periodically assesses the recoverability of the carrying amount of fixed assets based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

  h.    Fair values of financial instruments:

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and amounts due from affiliates approximate fair value because of the short-term duration of those items. Marketable securities are carried at quoted market prices which represent fair value. The carrying amounts of short-term bank credit and amounts due to or from Priortech Ltd. approximate fair value because the interest rates on such debt approximate the market rate.

  i.    Recognition of revenue:

The Company recognizes revenue from sales of its products when the products are installed at the customer's premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable and collectibility is reasonably assured.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

  j.    Warranty:

The Company records a liability for product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

Changes in the product warranty obligations are as folows:

	2002	2003
Beginning of year	$942	$627
New warranties	1,036	1,282
Reductions	(1,351)	(1,152)

End of year	$627	$757

  k.    Income taxes:

Deferred income taxes are provided for temporary differences between assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 "Accounting for Income Taxes".

  l.    Research and development:

Research and development costs are expensed as incurred.

  m.    Loss per ordinary share:

Basic loss per ordinary share is calculated utilizing only weighted average ordinary shares outstanding. Diluted loss per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, utilizing the treasury stock method, from the assumed exercise of share options. The effect of the exercise of outstanding share options and warrants would be anti-dilutive for the years ended December 31, 2001, 2002 and 2003 and have not been included in computing dilutive loss per ordinary share. Potentially dilutive options and warrants to purchase an aggregate of 1,719,204, 1,285,160 and 1,353,056 ordinary shares were outstanding at December 31, 2001, 2002 and 2003, respectively.

  n.    Stock-based compensation:

At December 31, 2003, the Company had five stock-based employee compensation plans which are described more fully in Note 12(c). The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations and, accordingly, recognizes compensation expense for the difference between the quoted market price of the underlying ordinary shares and the exercise price of the option at the date of grant. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for share options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, as amended by SFAS 148, allows the Company to continue to measure the compensation cost of employee options in accordance with APB 25, but requires the Company to disclose pro forma information regarding net income (loss) and per share data determined as if the Company had accounted for its employee share options under the fair value method of that statement.

The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all awards.

	Year Ended December 31,
	2001	2002	2003
Net loss, as reported	$(3,711)	$(11,292)	$(1,569)
Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	228	41	96
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(1,177)	(1,229)	(689)

Pro forma net loss	$(4,660)	$(12,480)	$(2,162)

Loss per share:
Basic and diluted—as reported	$(.17)	$(.47)	$(.06)

Basic and diluted—pro forma	$(.21)	$(.52)	$(.08)

The weighted average fair value of the options granted during 2001, 2002 and 2003 in applying the fair value method was estimated at $2.91, $2.32 and $2.15, respectively, using the Black-Scholes pricing model with the following assumptions:

	2001 Grant	2002 Grant	2003 Grant
Dividend yield	0	0	0
Volatility	83%	91%	97%
Risk-free interest rate	3.90%-4.86%	4.74%	3.04%-4.17%
Expected life	4	4	4-10

  o.    Recent Accounting Pronouncements:

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) special-purpose entities ("SPEs") created prior to February 1, 2003 (the company must apply either the provisions of FIN 46 or adopt early the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003); (ii) non-SPEs created prior to February 1, 2003 (the company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004); and (iii) all entities, regardless of whether an SPE, that were created subsequent to January 31, 2003 (the provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003). The adoption of FIN 46-R is not expected to have a material impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

In September 2002, the EITF issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21, is effective for revenue arrangements beginning in the third fiscal quarter of

2003. The scope of EITF 00-21 deals with how a company should recognize revenue when it sells multiple products or services to a customer as part of an overall solution. For example, a company may sell its customer hardware, installation services, training and support as part of an overall solution. EITF 00-21 provides a framework for determining whether various elements in these types of arrangements involving multiple deliverables should be recognized as each element is delivered or whether amounts should be combined with other undelivered elements and recognized as a single unit.

In general, EITF 00-21 provides the following broad criteria for recognizing revenue in multiple element arrangements: (i) revenue should be recognized separately for separate units of accounting; (ii) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is complete; and (iii) consideration should be allocated among separate units of measure of accounting in an arrangement based on their relative fair values. The adoption of EITF 00-21, did not have a material effect on the Company's financial position and results of operations.

  p.    Reclassification:

Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Note 3—Acquisition of Inspectech Ltd.

        In September 2001, the Company acquired all of the outstanding shares of Inspectech Ltd. ("Inspectech") for $2,350 in cash, including $100 in legal and other acquisition costs. The results of operations of Inspectech have been included in the consolidated financial statements since that date. Inspectech, which was merged into Camtek in December 2001, was an Israel-based developer and producer of AOI machines for the inspection of wafers to serve the semiconductor industry. The acquisition allowed the Company to develop a new line of inspection systems which were complementary to its then existing product lines.

The following summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Cash	$1,159
Inventory	1,053
Fixed assets	684
In-process research and development	3,634

Total assets acquired	6,530

Current liabilities, including loan payable of $55	3,002
Loans payable, non-current	1,085
Accrued severance pay	93

Total liabilities assumed	4,180

Net assets acquired	$2,350

The value assigned to in-process research and development was determined by the Company with the assistance of a third-party valuation. Such amount was written off at the date of acquisition because technological feasibility had not been established and no future alternative uses existed.

The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the above acquisition had occurred at the beginning of the 2001 year. The results of operations in 2001 excludes the amounts assigned to research and development assets that were written off at the date of acquisition.

Year Ended December 31, 2001
Revenue	$44,376
Operating loss	(8,081)
Net loss	(6,869)
Basic loss per share	(0.31)
Diluted loss per share	(0.31)

The Company granted a warrant to acquire 104,374 ordinary shares at an exercise price of $.01 to Inspectech's principal owner who continued to be employed by the Company. The Company recorded unearned compensation of $324 related to the grant. The warrant vests 50% on date of grant, 25% on the third anniversary of employment and 25% after the fourth anniversary of employment. Accordingly, based on the percentage vested, the Company amortized $162, $41 and $26 of unearned compensation for the years ended December 31, 2001, 2002 and 2003, respectively, which is included in selling, general and administrative expenses.

Note 4—Inventories

	December 31,
	2002	2003
Components	$4,106	$4,548
Systems partially completed	2,411	2,118
Completed systems, including systems not yet purchased at customer locations	5,511	7,021

	$12,028	$13,687

Note 5—Other Current Assets

	December 31,
	2002	2003
Due from Government of Israel agencies	$375	$410
Due from employees	201	133
Prepaid expenses	210	264
Advances to suppliers	67	419
Income receivable	165	12
Other	479	556

	$1,497	$1,794

Note 6—Fixed Assets

	December 31,
	2002	2003
Land	$624	$624
Building	7,543	7,543
Machinery and equipment	2,668	2,734
Office furniture and equipment	1,742	1,896
Automobiles	334	269

	12,911	13,066
Less accumulated depreciation	2,402	3,167

	$10,509	$9,899

In September 1998, the Company entered into a lease for a building in Israel to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor. The lease payments are based on, and the option price is equal to, the cost of constructing the building, plus financing costs and $595. If the option is exercised, the option price will be reduced for any payments made under the lease. The option expires on the fifth anniversary of the lease. The lease is for a term of 23 years and 8 months and commenced upon completion of construction and commencement of our occupancy in January 2002. The Company is being treated as the owner of the land and building based on construction financing having been provided by the Company and the terms of the lease. These assets are collateralized due to a loan described in note 7.

Depreciation and amortization expense related to fixed assets totaled $618, $890 and $788 for the years ended December 31, 2001, 2002 and 2003, respectively.

Note 7—Short-Term Bank Credit

	December 31,
	2002	2003
Loan in U.S. dollars, bearing interest of 3.5%	$—	$2,300
Other	39	—

	$39	$2,300

Borrowings under the bank loans are collateralized by all of the assets of the Company (including the land and the building).

Note 8—Other Current Liabilities

	December 31,
	2002	2003
Accrued compensation and related benefits	$1,597	$1,895
Government of Israel agencies	996	1,385
Accrued warranty costs	627	757
Commissions	477	506
Advances from customers and deferred revenues	646	585
Other	853	510

	$5,196	$5,638

Note 9—Severance Pay

Israeli law requires payment of severance pay in certain circumstances. The Company's severance pay liability to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds or recognized pension funds and by purchase of managers' insurance policies.

The amounts accrued and the portions funded with severance pay funds and by purchase of insurance policies are composed as follows:

	December 31,
	2002	2003
Accrued severance pay	$930	$1,125
Less amounts funded	552	713

Unfunded balance	$378	$412

The Company may only make withdrawals from the funds for the purpose of paying severance pay.

The severance pay liabilities covered by the pension funds are not reflected in the above amounts, as the severance pay liabilities have been irrevocably transferred to the pension funds.

Severance pay expense was $720, $578 and $484 in 2001, 2002 and 2003, respectively.

Note 10—Commitments and Contingent Liabilities

  a.    Operating leases:

The Company's subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2003, minimum future rental payments under these leases amounted to $461. In October 2000, the Company entered into an operating lease for vehicles for a period of 44 months. As of December 31, 2003, the minimum future rental payments were approximately $206.

At December 31, 2003, minimum future rental payments under such noncancelable operating leases are as follows:

Year Ending December 31,
2004	$430
2005	165
2006	51
2007	21

$667

Aggregate rent expense amounted to $451, $414 and $484 in 2001, 2002 and 2003, respectively.

  b.    Valuation and qualifying accounts:

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at Beginning Of Period	Provisions	Deductions	Balance at End of Period
2001	$(655)	$(716)	$236	$(1,135)
2002	(1,135)	(1,568)	316	(2,387)
2003	(2,387)	(628)	925	(2,090)

  c.    Disputed tax assessments with respect to the 1999, 2000, and 2001 tax years:

The Company received in December 2003, tax assessments, which it disputes, from the Israeli income tax authorities with respect to the 1999, 2000 and 2001 tax years, mainly regarding tax benefits according to Approved Enterprise status, pursuant to which the Israeli Income Tax Authorities assert that the Company owes tax in the amounts of $500,000, $4.5 million, and $1.7 million, respectively.

The Company disputes these assessments on both factual and legal grounds. In January 2004, the Company filed an objection to these assessments with the tax assessor. Any decision by the tax assessor with respect to the objection may in turn be appealed to the District Court and, in turn, to the Supreme Court.

The Company believes, based on both factual and legal grounds, that these assessments will be struck down in their entirety or in majority. Tax expenses in 2003 include a provision in the amount of $225 reflecting the probable costs of settlement of these assessments.

Note 11—Concentration of Risk

During the years ended December 31, 2001, 2002 and 2003, no customer accounted for 10% or more of the Company's revenue.

At December 31, 2002 and 2003 accounts receivable from one customer approximated $2,217 and $1,080, respectively.

Note 12—Shareholders' Equity

  a.    Initial public offering:

In July 2000, the Company sold 5,835,000 ordinary shares in an initial public offering ("IPO"). In connection therewith, the Company received proceeds of $34,957, net of offering costs of $5,875.

  b.    Issuance of rights:

On August 8, 2002, the Company offered to existing shareholders rights to purchase a total of 8,571,429 ordinary shares. Each shareholder was able to subscribe for rights to purchase one ordinary share for each 2.5536 ordinary shares held of record by that holder. The exercise price of the right was $1.05 per share. Upon exercise of the rights, the Company issued 5,926,730 new shares for $6,073, net of $150 of offering costs. Such shares were principally purchased by Priortech Ltd., which increased its ownership interest in the Company from 68% to 78%.

  c.    Share options:

As of December 31, 2003, the Company has five share option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

Options granted in July 2003:

  In July 2003, the Company granted options to purchase an aggregate of 501,200 ordinary shares to directors, executive officers and employees. All of these options were granted at an exercise price of zero. The options vest over 48 months from the date of the grant, with 30% to vest on each of the first three anniversaries of the grant date and the remaining 10% to vest on the fourth anniversary of the grant date.

  The Company recorded deferred stock-based compensation of $631 for the year ended December 31, 2003 in regard to this grant.

  As of December 31, 2003 options to purchase 487,200 shares were outstanding with exercise price of $0 per share.

2003 Share Option Plan:

  In October 2003, the Company adopted the 2003 Share Option Plan. The total number of options which may be granted to directors, officers, employees and consultants under this plan is limited to 998,800 options.

  In December 2003, the Company granted options to purchase an aggregate of 859,500 ordinary shares to directors, officers and employees. All of these options were granted at an exercise price at or above the estimated fair value per ordinary share at the date of grant. The options vest over 48 months from the date of the grant, with 30% to vest on each of the first three anniversaries of the grant date and the remaining 10% to vest on the fourth anniversary of the grant date. As of December 31, 2003 options to purchase 859,500 shares were outstanding with exercise price of $2.98 per share.

Cancellation during 2003:

  In June 2003, 1,278,804 options from previous plans were terminated.

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2001		2002		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1	1,294,042	$4.43	1,719,204	$4.19	1,285,160	$4.62
Granted	636,454	3.82	72,918	2.97	1,360,700	1.88
Cancelled	(176,496)	5.21	(499,452)	2.96	(1,292,804)	4.59
Exercised	(34,796)	1.33	(7,510)	1.33	—	—

Outstanding at year end	1,719,204	4.19	1,285,160	4.62	1,353,056	1.90

Exercisable at year end	615,148	2.79	697,346	4.81	—	—

  The following table summarizes information about share options at December 31, 2003:

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00-$0.01	492,056	3.86	$0	—	—
$2.98-$3.29	861,000	9.99	$2.98	—	—

	1,353,056	7.76	$1.90	—	—

  d.    Treasury stock:

    On September 17, 2001, the Company announced that the Board of Directors authorized a share repurchase program to acquire up to $3,000 of the Company's ordinary shares from time to time in open market transactions. During September 2001, the Company purchased 250,000 ordinary shares at a cost of $592 and during 2002 the Company purchased 761,619 ordinary shares at a total cost of $401 in connection with such program.

Note 13—Geographic Information

  Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of product as follows:

	Year Ended December 31,
	2001	2002	2003
China and Hong Kong	$13,463	$9,722	$10,520
Taiwan	5,763	5,956	10,717
Japan	2,845	1,332	2,563
Other Asia	3,143	1,170	1,139
United States	8,235	2,020	2,465
Western Europe	7,796	2,162	2,737
Rest of the world	2,823	231	1,000

	$44,068	$22,593	$31,141

Note 14—Selected Income Statement Data

  a.    Selling, general and administrative expenses:

	Year Ended December 31,
	2001	2002	2003
Selling	$10,212	$7,497	$7,383
General and administrative	2,966	2,560	2,658

	$13,178	$10,057	$10,041

  b.    Financial and other income (expense), net:

    Financial and other income (expense), net includes interest income of $1,784 (2001), $529 (2002) and $137 (2003) and interest expense of $365 (2001), $340 (2002) and $306 (2003).

  c.    Restructuring expenses:

    Restructuring expenses in 2001 consisted principally of payments aggregating $314 to terminated employees resulting from implementation of a plan to reduce costs due to a reduction in sales and expenses of $146 related to a leased facility vacated by the Company in connection with relocating its operations to its newly constructed facility.

Note 15—Taxes on Income

  a.    Tax under various laws:

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index ("CPI"). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

  b.    Tax benefits under the Law for Encouragement of Capital Investments, 1959:

The Company's production facilities have been granted "Approved Enterprise" status under the above law. The Company participates in the Alternative Benefits Program and, accordingly, income from its Approved Enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the Approved Enterprise first generates taxable income due to the fact that the Company operates in "Zone A" in Israel.

The period of benefits relating to the second Approved Enterprise production facilities will expire in 2008. The tax benefits with regard to the first Approved Enterprise production facilities expired on December 31, 1999. In the event of distributions of cash dividends from tax-exempt income, the Company would have to pay the 25% tax in respect of the amount distributed (for this purpose the amount distributed includes the amount of the Company's tax that applies as a result of the distribution). The Company has decided to reinvest the amount of the tax-exempt income, and not to distribute such income as cash dividends. Accordingly, no deferred income tax has been provided with respect to the tax-exempt income.

Undistributed taxable earnings in Israel, for which taxes have not been provided, aggregated $16,670 at December 31, 2003. The amount of tax that would be owed if such amounts were distributed would be approximately $4,200 at December 31, 2003.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations thereunder and the certificate of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage to the CPI and interest.

  c.    Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

  d.    Taxes on income included in the income statements:

The following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rate applicable to Israeli companies, and the actual tax expense:

	Year Ended December 31,
	2001	2002	2003
Loss before income taxes(a)	$(3,559)	$(10,773)	$(1,344)

Theoretical tax benefit on the above amount at 36%	$(1,281)	$(3,878)	$(483)
Tax benefits arising from "approved enterprises"	(1,151)	—	—

	(2,432)	(3,878)	(483)
Increase (decrease) in taxes resulting from:
Losses for which no tax benefit has been recognized	612	4,206	1,415
Permanent differences, including difference between Israeli CPI-adjusted tax returns and dollar-adjusted financial statements—net	1,201	(200)	(945)
Other	(20)	(58)	3
Acquired in-process research and development expenses, not deductible for tax purposes	1,308
Nondeductible expenses	49	46	49
Interest income not subject to tax	(566)	(147)	—
Increase in valuation allowance related to deferred tax asset balance at beginning of year	—	550	—
Decrease in taxes resulting from utilization of carryforward tax losses in the United States for which deferred tax benefits were not provided in previous years	—	—	(39)
Tax expenses due to previous years	—	—	225

Actual tax expense	$152	$519	$225

(a) Consists of income (loss) as follows:
Israel	$(2,180)	$(7,503)	$874
Outside of Israel	(1,379)	(3,270)	(2,218)

	$(3,559)	$(10,773)	$(1,344)

Per share effect of tax benefits from "Approved Enterprises":
Basic	$.05	$.00	$.00
Diluted	$.05	$.00	$.00

Deferred tax assets consist of the following at December 31:

	2002	2003
Current:
Provision for doubtful accounts	$613	$550
Accrued warranty	30	19
Unearned revenue	134	93
Net operating losses carryforwards	4,832	5,614
Accrued vacation	108	128

	5,717	6,404
Valuation allowance	(5,717)	(6,404)

Current deferred tax asset, net of allowance	—	—

Long-term:
Offering costs	15	—
Other	110	62

	125	62
Valuation allowance	(125)	(62)

	—	—

	$—	$—

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established for the full amount of the tax benefits.

As of December 31, 2003, the Company has net operating loss ("NOL") carryovers for Israeli tax purposes of approximately $18,800, which may be used to offset taxable income, subject to annual limitations. Such NOL has no expiration date. In addition, foreign subsidiaries have NOL carryovers aggregating approximately $8,600, of which approximately $3,400 expires from 2004 to 2008, approximately $2,950 expires from 2021 to 2023 and approximately $2,250 has no expiration date.

  e.    Tax assement:

The Company received in December 2003, tax assessments, which it disputes, from the Israeli income tax authorities with respect to the 1999, 2000 and 2001 tax years. See note 10(c).

Note 16—Transactions With Related Parties

	Year Ended December 31,
	2001	2002	2003
Rental expense to Priortech Ltd.	$70	$—	$—
Purchases from Priortech Ltd. (including affiliates)	1,712	532	733
Interest expense (income) to (from) Priortech Ltd.	55	29	(42)
Sales to Priortech Ltd.	(521)	—	(190)

Exhibit B

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REGISTRATION RIGHTS AGREEMENT

        THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") made as of the 1st day of March 2004 by and between Camtek Ltd., an Israeli company (the "Company") and Priortech Ltd., an Israeli company ("Priortech").

W I T N E S S E T H:

        WHEREAS, Priortech, which owns approximately 78% of the issued and outstanding share capital of the Company, is a "controlling shareholder" of the Company as defined in the Israeli Companies Law, 5759-1999 (the "Companies Law");

        WHEREAS, The Company wishes to expand its shareholder base and the liquidity of its traded shares, and to provide an incentive for Priortech to limit sales of its Ordinary Shares (as defined below) to offerings conducted in an organized manner;

        WHEREAS, is willing to sell some of its Ordinary Shares from time to time, but may be subject to certain restrictions with respect to such sales by it; and

        WHEREAS, Priortech and the Company desire to set forth certain matters regarding the registration rights of Priortech with respect to the Ordinary Shares held by it, subject to the approval of the Company's shareholders.

        NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, the parties hereby agree as follows:

        1.    Definitions.    As used herein, the following terms have the following meanings:

  "Demanding Holder" means a holder of Ordinary Shares (other than a Holder) whose exercise of a demand registration right is the cause of the relevant registration.

  "Effective Date" means the date on which this Agreement shall be approved by the Company's shareholders as required by the Companies Law.

  "Holder" means any holder of outstanding Registrable Shares.

  "Initiating Holders" means Holders holding at least twenty-five percent (25%) of the Registrable Shares then outstanding and not previously registered pursuant to this Agreement.

  "Ordinary Shares" means ordinary shares, nominal value NIS 0.01 per share, of the Company.

  "Register", "registered" and "registration" refer to a registration effected by filing a registration statement in compliance with the Securities Act, or the equivalent actions under the laws of another jurisdiction.

  "Registrable Shares" means (i) all Ordinary Shares held by Priortech on the date hereof and (ii) any Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Ordinary Shares described in clause (i) above; excluding, in all cases, however, any Registrable Shares transferred in a transaction in which registration rights under this Agreement are not assigned in accordance with this Agreement; provided, however, that Ordinary Shares or other securities shall only be treated as Registrable Securities if and so long as they have not been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction.

  "SEC" means the U.S. Securities and Exchange Commission.

  "Securities Act" means the U.S. Securities Act of 1933, as amended.

        2.    Incidental Registration.

          2.1   If (but without any obligation to do so) the Company at any time proposes to register any of its securities (other than (i) in a demand registration under Section 3 of this Agreement, (ii) a registration relating solely to the sale of securities to participants in a Company benefit plan, (iii) a registration relating to a corporate reorganization or other transaction described under Rule 145 of the Act, or (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Shares), it shall give notice to the Holders of such intention. Upon the written request of any Holder given within fourteen (14) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered.

          2.2   In connection with any offering involving an underwriting of shares of the Company's share capital, the Company shall not be required under this Section 2 to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with an underwriter or underwriters selected by the Company and such other agreements as the underwriter(s) may reasonably request. Notwithstanding any other provision of this Section 2, if the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of shares to be underwritten, then there shall be excluded from such registration and underwriting to the extent necessary to satisfy such limitation, first shares held by shareholders other than the Demanding Holders; second, to the extent necessary, shares held by shareholders with incidental registration rights (on a pro rata basis to their respective holdings); third, shares registered by the Demanding Holders (on a pro rata basis); and lastly, shares offered by the Company.

          2.3   The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 5 hereof.

        3.    Demand Registration.

          3.1   At any time following the Effective Date, the Initiating Holders may request in writing that all or part of the Registrable Shares shall be registered under the Securities Act. Any such demand must request the registration of shares with an anticipated aggregate offering price of at least fifteen million United States dollars ($15,000,000). Within thirty (30) days after receipt of any such request, the Company shall give written notice of such request to any other Holders, if any, and shall include in such registration all Registrable Shares held by all such Holders who wish to participate in such demand registration and provide the Company with written requests for inclusion therein within fourteen (14) days after the receipt of the Company's notice. As promptly as practicable thereafter, subject to section 7.1 hereof, the Company shall effect the registration of all Registrable Shares as to which it has received requests for registration under the Securities Act in the request for registration; provided, however, that the Company shall not be required to effect any registration under this Section 3 within a period of ninety (90) days following the effective date of a previous registration.

          3.2   If the Initiating Holders intend to distribute the Registrable Shares covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 3.1 above and the Company shall include such information in the written notice referred to in Section 3.1. In such event the right of any Holder to include its Registrable Shares in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Shares in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) and such other agreements as such underwriter(s) shall reasonably request. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter. Notwithstanding any other provision of this Section 3, if the managing underwriter advises the Company that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Shares that would otherwise be underwritten pursuant hereto, and there shall be excluded from such registration and underwriting, to the extent necessary to satisfy such limitation, first shares held by shareholders other than the Holders, then, to the extent necessary, shares which the Company may wish to register for its own account, and thereafter, to the extent necessary, Registrable Shares held by the Holders (pro rata to the respective number of Registrable Shares held by the Holders participating in the registration). Any Registrable Shares excluded or withdrawn from such underwriting shall be withdrawn from the registration.

          3.3   The Company shall not be required to effect a registration pursuant to this Section 3:

            (a)   in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, unless the Company is already subject to service in such jurisdiction; or

            (b)   during the period starting with the date ninety (90) days following the effective date of, a Company-initiated registration subject to Section 2 above, provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective; or

            (c)   if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 3, a certificate signed by the Company's Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company and its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than one hundred twenty (120) days after receipt of the request of the Initiating Holders, provided that such right to delay a request shall be exercised by the Company not more than once in any twelve (12)-month period.

          3.4   Notwithstanding anything to the contrary herein, the Company shall not be required to effect more than three (3) registrations pursuant to this Section 3.

        4.    Designation of Underwriter.    In the case of any registration of the Company's shares, the Company shall have the right to designate the managing underwriter(s) in any underwritten offering, which underwriter or underwriters shall be reasonably acceptable to the Holders participating in an offering initiated under this Section 3.

        5.    Expenses.    All expenses incurred in connection with any registration under Section 2 or under Section 3, excluding underwriter's discounts or commissions and excluding fees and expenses of counsel(s) for the selling Holders (unless the Holders shall use the same counsel as the Company), shall be borne by the Company if the Company registers primary shares. If the Company does not register primary shares, then all expenses shall be borne by the selling Holders.

        6.    Indemnities.    In the event of any registered offering of Registrable Shares pursuant to this Agreement;

          6.1   The Company will indemnify and hold harmless, to the fullest extent permitted by law, any Holder and any underwriter for such Holder, and each person, if any, who controls the Holder or such underwriter, from and against any and all losses, damages, claims, liabilities, joint or several, costs and expenses (including any amounts paid in any settlement effected with the Company's consent) to which the Holder or any such underwriter or controlling person may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading, and the Company will reimburse the Holder, such underwriter and each such controlling person of the Holder or the underwriter, promptly upon demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by a Holder, such underwriter or such controlling persons in writing specifically for inclusion therein; provided, further, that the indemnity agreement contained in this subsection 6.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder, the underwriter or any controlling person of the Holder or the underwriter, and regardless of any sale in connection with such offering by the Holder. Such indemnity shall survive the transfer of securities by a Holder.

          6.2   Each Holder participating in a registration hereunder will indemnify and hold harmless the Company, its officers and directors, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter, from and against any and all losses, damages, claims, liabilities, costs or expenses (including any amounts paid in any settlement effected with the selling shareholder's consent) to which the Company or any such controlling person and/or any such underwriter may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on (i) any untrue or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and each such Holder will reimburse the Company, any underwriter and each such controlling person of the Company or any underwriter, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished by such Holder specifically for inclusion therein. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective or in the final prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company and (ii) any underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act; provided, however, that the indemnity agreement contained in this subsection 6.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Holders, as the case may be, which consent shall not be unreasonably withheld. In no event shall the liability of a Holder exceed the gross proceeds from the offering received by such Holder.

          6.3   Promptly after receipt by an indemnified party pursuant to the provisions of Sections 6.1 or 6.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 6.1 or 6.2, promptly notify the indemnifying party of the commencement thereof. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 6. in case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Sections 6.1 or 6.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action and within 15 days after written notice of the indemnified party's intention to employ separate counsel pursuant to the previous sentence, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

          6.4   If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses as more fully set forth in an underwriting agreement to be executed in connection with such registration. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances.

          6.5   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

        7.    Obligations of the Company.    Whenever required under this Agreement to effect the registration of any Registrable Shares, the Company shall, as promptly as reasonably possible:

          7.1   prepare and file with the SEC a registration statement with respect to such Registrable Shares and use its reasonable commercial efforts to cause such registration statement to become effective, and, upon the request of the holders of a majority of the Registrable Shares registered thereunder, keep such registration statement effective for a period of up to six (6) months or, if sooner, until the distribution contemplated in the registration Statement has been completed;

          7.2   prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement.

          7.3   furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Shares owned by them;

          7.4   in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement with the managing underwriter(s) of such offering, in usual and customary form as approved by the Company's Audit Committee and Board of Directors, and actively participate in the marketing efforts in cooperation with the managing underwriter(s). Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

          7.5   notify each holder of Registrable Shares covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, upon which notice and until the prospectus is amended or supplemented, the Holder shall not be entitled to offer or sell any shares pursuant to such prospectus;

          7.6   cause all Registrable Shares registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed; and

          7.7   provide a transfer agent and registrar for all Registrable Shares registered pursuant hereunder and a CUSIP number for all such Registrable Shares, in each case not later than the effective date of such registration.

        8.    Information from Holder.    It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Shares of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Shares held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Shares.

        9.    Delay of Registration.    No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

        10.    Assignment of Registration Rights.    Seller may assign its rights to cause the Company to register Shares pursuant to this Agreement only to (a) a transferee that, after such assignment or transfer, holds at least 1,000,000 of the Registrable Shares (subject to appropriate adjustment for stock splits, stock dividends, combinations and other recapitalizations), or (b) any party who acquires ownership or control of Priortech through a merger, consolidation, sale of all or substantial assets or similar business combination; provided that (i) no such rights may be assigned until the Company is given written notice by the transferor at the time of such assignment stating the name and address of such transferee, and the securities with respect to which such registration rights are being assigned, and that any such transferee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including, without limitation, the provisions of this Section 10, (ii) transferee shall, as promptly as practicable and within at least 14 days after such transfer, furnish the Company with the transferee's written agreement to be bound by this Agreement, and (iii) no such assignment or assignments shall increase the obligations of the Company hereunder. At the request of Priortech, the Company shall enter into a separate registration rights agreement with a permitted transferee of Registrable Shares on substantially the terms of this Agreement, mutatis mutandis, provided that such separate agreement does not increase the obligations of the Company (in the discretion of the Company's Audit Committee) and is approved by the Company's Audit Committee and Board of Directors.

        11.    Lock-Up.

          11.1 In the event of an underwritten public offering by the Company of any securities of the Company, and upon the request of the managing underwriter of such offering from security holders of the Company who hold securities of the Company in the amount that is equal or exceed the threshold set by such managing underwriter, and who include a Holder (or group of affiliated Holders), such Holder hereby agrees that it will not sell any of the Registrable Shares for a period commencing on the date requested by such managing underwriter and ending 90 days after the effective date of the offering and undertakes to (and cause any transferee to) execute a "lock-up" agreement in the form provided by such underwriter.

          11.2 In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Shares of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of the applicable period. For the avoidance of doubt, the underwriters, if any, in connection with a registration hereunder, are intended third party beneficiaries of this Section 11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

        12.    Public Information.    The Company undertakes to make publicly available and available to the Holders pursuant to Rule 144, such information as is necessary to enable the Holders to make sales of Registrable Shares pursuant to that Rule. The Company undertakes to comply with the current public information requirements of Rule 144 and shall furnish thereafter to any Holder, upon request, a written statement executed by the Company as to the steps it has taken to so comply.

        13.    Effectiveness and Termination of Registration Rights.    Notwithstanding anything to the contrary in this Agreement, no Holder shall be entitled to exercise any right provided for in this Agreement (i) before the Effective Date and (ii) after ten (10) years following the date hereof, or, as to any Holder, such earlier time at which all Registrable Shares held by such Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Act.

        14.    Miscellaneous

          14.1    Effectiveness.    This Agreement is subject to the approval the Company's shareholders and shall be effective only upon receipt of such approval in accordance with Israeli law.

          14.2    Further Assurances.    Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

          14.3    Governing Law; Jurisdiction.    This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

          14.4    Successors and Assigns; Assignment.    Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement, except as set forth in Section 10 hereof.

          14.5    Entire Agreement; Amendment and Waiver.    This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all of the parties to this Agreement.

          14.6    Notices, etc.    Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Priortech:	Priortech Ltd. P.O. Box 631 Migdal Ha'Emek 23105 Israel Fax: 972-4-654-4322 Attention: Rafi Amit
if to the Company:	Camtek Ltd. Ramat Gavriel Industrial Zone P.O. Box 544 Migdal Ha'Emek 23150 Israel Fax: 972-4-644-0523 Attention: Yotam Stern

or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 14.5 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt.

          14.7    Delays or Omissions.    No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this

  Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

          14.8    Severability.    If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

          14.9    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

        IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first hereinabove set forth.

CAMTEK LTD.
By:	/s/ YOTAM STERN Name: Yotam Stern Title: Executive Vice President, Business & Strategy
PRIORTECH LTD.
By:	/s/ RAFI AMIT Name: Rafi Amit Title: Chief Executive Officer

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
RAMAT GAVRIEL INDUSTRIAL ZONE MIGDAL HAEMEK, ISRAEL PROXY STATEMENT
BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 1
DISCUSSION REGARDING THE AUDITED FINANCIAL STATEMENTS AND THE REPORT OF THE BOARD OF DIRECTORS
ITEM 2 RE-ELECTION OF DIRECTORS
ITEM 3
APPROVAL OF THE GRANT OF OPTIONS TO CERTAIN DIRECTORS OF THE COMPANY
ITEM 4
APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY'S CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND TO THE COMPANY'S DIRECTOR AND EXECUTIVE VICE PRESIDENT, BUSINESS & STRATEGY, WHO HOLD A CONTROLLING INTEREST IN THE COMPANY
ITEM 5
APPROVAL OF REGISTRATION RIGHTS AGREEMENT
ITEM 6
APPOINTMENT OF INDEPENDENT AUDITORS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
CAMTEK LTD. Consolidated Balance Sheets (in thousands, except share data)
CAMTEK LTD. Consolidated Statements of Operations (in thousands, except per share data)
CAMTEK LTD. Consolidated Statements of Cash Flows (in thousands)
CAMTEK LTD. Notes to Consolidated Financial Statements as of December 31, 2002 and 2003 (Dollars in thousands)
REGISTRATION RIGHTS AGREEMENT